AB 3/17

\+ 3/17

SEC Mail Processing Section

11017396

FEB 28 2011

Washington, DC 105

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/17

OATH OR AFFIRMATION

I, Kevin Held, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANGELA LIU
Notary Public, State of New York
Registration #01LI6154899
Qualified in New York County
Commission Expires April 7, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2010

Liquidnet, Inc.
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2010

(amounts in thousands)

Assets		
Cash and cash equivalents	$	37,774
Cash segregated for regulatory purposes		19,397
Financial instruments, at fair value		15,354
Receivables from clearing broker		6,214
Deferred tax assets, net		4,871
Due from Parent and affiliates		401
Other assets		217
Total assets	$	84,228
Liabilities and stockholder's equity		
Liabilities		
Commission sharing and similar arrangements	$	18,294
Accounts payable and accrued liabilities		971
Accrued compensation		1,560
Income taxes payable to Parent		3,907
Due to Parent and affiliates		1,232
Total liabilities		25,964
Stockholder's equity		
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		43,142
Retained earnings		15,122
Total stockholder's equity		58,264
Total liabilities and stockholder's equity	$	84,228

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades. All trades are cleared through J.P. Morgan Clearing Corp.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Critical accounting estimates include, among others, deferred tax assets and liabilities and the fair value of the Parent's equity-based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all liquid debt instruments with maturities of approximately three months or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents are held in bank deposits, and money market funds at several financial institutions. At any point in time, the Company may have funds in its operating accounts and segregated accounts that are held with financial institutions that may exceed deposit insurance limits.

Cash Segregated for Regulatory Purposes

The Company held $19.4 million in a segregated account at one financial institution for the benefit of customers.

Income Taxes

The Company follows an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis.

Receivables from Clearing Broker

Receivables from clearing broker includes amounts on deposit with the Company's clearing broker of $1.5 million and commission receivables for customer securities transactions of $4.7 million. In accordance with the clearing agreement, the clearing broker has the right to charge the Company

for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

Receivables from clearing broker are unsecured and are due in accordance with payment terms included in the contract with the clearing broker. Historically, all amounts due from the clearing broker have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Fair Value of Financial Instruments
The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's investments are reported at fair value, with realized and unrealized gains and losses recorded in the statement of income in other expenses.

Revenue Recognition
Commission revenues and related expenses are recorded on a trade-date basis. Commission revenues are derived from customers for trades executed in the Company's brokerage trading system. Commission revenues are recorded net of credits for commission sharing and similar arrangements (CSA).

Equity Based Compensation
Equity based awards are recorded at fair value at the date of grant and the cost of the awards, net of estimated forfeitures, is expensed over the vesting period using the straight line attribution method. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2010, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 25, 2011, the date these financial statements were issued.

3. Commission Sharing Arrangements

The Company allows customers to enter into Commission Sharing and Similar Arrangements. These arrangements provide for a portion of commissions paid on transactions to be used to pay for investment-related research. Under such arrangements, participating customers may increase their commission payments and/or receive a credit based upon commissions paid. CSA are netted against commission revenues in the statement of income. Pursuant to regulatory requirements, most of these liabilities have cash segregated for their settlement. Incremental commissions and CSA credits netted against commissions totaled $64.6 million for the year ended December 31, 2010.

4. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the Net Capital Rule. At December 31, 2010, the Company's net capital was $51.7 million, which was $51.1 million in excess of its minimum requirement of $0.7 million. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.19 to 1.

5. Income Taxes

As of December 31, 2010, the Company has net deferred tax assets of $4.9 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

6. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The trading system services fee is charged based upon a percentage of the Company's earnings and is for the development, maintenance and servicing of the electronic brokerage trading system developed by the Parent. The administrative services fee is charged based upon costs incurred by the Parent. This fee primarily relates to time spent by employees of the Parent as well as expenses incurred by the Parent, which ultimately benefit the Company. This fee consists of both direct and indirect costs, some of which may be subject to a markup.

Amounts due to/from affiliates generally occur due to trading related activities between the Company and its affiliates, as well as fees for services performed by the Company.

7. Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The following table summarizes the fair value of the Company's financial assets at December 31, 2010 (in thousands):

	Level 1	Level 2	Level 3
Commercial paper	$ 4,627	$ -	$ -
Corporate notes and bonds	-	10,034	-
US Government Agency Securities	-	5,320	-
Total	$ 4,627	$ 15,354	$ -

The Company did not have any liabilities required to be measured at fair value as of December 31, 2010.

A reconciliation of the beginning and ending changes in the fair value of the Level 3 financial assets is as follows (in thousands):

Balance at January 1, 2010	$ 1,775
Change in unrealized gain and loss	25
Sale of auction rate securities	(1,800)
Balance at December 31, 2010	$ -

8. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over three to four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the day of grant. Options expire 10 years after issuance. Restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the RSU of the Parent on the date of grant.

Restricted Stock Plan
During 2006, the Parent adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. The plan, as amended, allows for the issuance of up to 5.8 million shares of common stock. RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested each RSU is exchangeable into one share of common stock. Shares become unrestricted approximately six months after they become fully vested. Restricted stock and RSUs are not entitled to dividends until vested.

Activity related to the Parent's restricted shares and RSUs is set forth below:

	Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2010	4,628,269	$ 10.98
Granted	1,402,079	$ 3.98
Vested	(667,972)	$ 14.72
Forfeited	(1,468,274)	$ 9.24
Nonvested at December 31, 2010	3,894,102	$ 8.47

Stock Option Plans
Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans, respectively. All officers and employees of the Parent are covered under the Option Plans. As of December 31, 2010, a maximum of 2.0 million shares of common stock were authorized and available for issuance under these Option Plans. Options issued under the Option Plans become exercisable upon vesting. The vesting period is generally four years and is subject to continued employment or association with the Parent through the applicable vesting dates.

The Option Plans of the Parent are each in effect for ten years from inception. Activity related to the stock options is set forth below:

		Weighted Average		
	Options Outstanding	Exercise Price	Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2010	19,961,431	$ 5.13	5.4	
Granted	4,554,100	$ 4.12		
Exercised	(954,051)	$ 0.65		
Forfeited	(2,860,267)	$ 6.12		
Outstanding at December 31, 2010	20,701,213	$ 4.97	4.8	$ 8.8
Exercisable at December 31, 2010	14,834,289	$ 4.92	3.4	$ 8.8

Options awards are granted with an exercise price equal to or greater than the fair value of the underlying common stock of the Parent on the date of grant. The weighted average grant date fair value of options granted in 2010 was $2.00 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	45.0%
Expected dividends	0.0%
Risk-free rate	2.9%
Expected term (years)	6.4

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletins No. 107 and 110.

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